SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


        United States Satellite Broadcasting Company, Inc.
                          (Name of Issuer)


               Class A Common Stock, $.0001 par value
                    Title of Class of Securities


                            912534 10 4
                           (CUSIP Number)

           King Harris, 200 South Wacker Drive, Suite 700
            Chicago, Illinois 60606-5802  (312/831-1070)
         (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          January 2, 1997
       (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ]


     Check the following box if a fee is being paid with this
statement [   ]



                 (Continued on the following pages)




                                 13D
  CUSIP No.  912534 10 4 |                             Page 2 of 13
__________________________________________________________________
| 1)    Name of Reporting Person
|       S.S. or I.R.S. Identification No. of Above Person
|
|            Pittway Corporation
|            I.R.S. Identification No. 13-5616408
|_________________________________________________________________
| 2)    Check the Appropriate Box if a Member of a Group
|                                                       (a) [   ]
|                                                       (b) [   ]
|_________________________________________________________________
| 3)    SEC Use Only
|
|_________________________________________________________________
| 4)    Source of Funds
|                          WC
|_________________________________________________________________
| 5)    Check if Disclosure of Legal Proceedings is Required
|       Pursuant to Items 2(d) or 2(e)
|                                                           [   ]
|_________________________________________________________________
| 6)    Citizenship or Place of Organization
|                                               Delaware
|_________________________________________________________________
|              | 7)    Sole Voting Power
|   Number of  |                                   3,781,375
|    Shares     __________________________________________________
| Beneficially | 8)    Shared Voting Power
|   Owned By   |
|     Each      __________________________________________________
|  Reporting   | 9)    Sole Dispositive Power
|    Person    |                                   3,781,375
|     With      __________________________________________________
|              | 10)    Shared Dispositive Power
|              |
|_________________________________________________________________
| 11)    Aggregate Amount Beneficially Owned by Each
|        Reporting Person
|                                                  3,781,375
|_________________________________________________________________
| 12)    Check if the Aggregate Amount in Row (11)
|        Excludes Certain Shares
|                                                         [  ]
|_________________________________________________________________
| 13)    Percent of Class Represented By Amount in Row (11)
|                                                          19.5%
|_________________________________________________________________
| 14)    Type of Reporting Person
|                                        CO
|________________________________________________________________



                                 13D
  CUSIP No.  912534 10 4 |                             Page 3 of 13
__________________________________________________________________
| 1)    Name of Reporting Person
|       S.S. or I.R.S. Identification No. of Above Person
|
|            Pittway Corporation Charitable Foundation
|            I.R.S. Identification No. 36-6149938
|_________________________________________________________________
| 2)    Check the Appropriate Box if a Member of a Group
|                                                       (a) [   ]
|                                                       (b) [   ]
|_________________________________________________________________
| 3)    SEC Use Only
|
|_________________________________________________________________
| 4)    Source of Funds
|                          WC
|_________________________________________________________________
| 5)    Check if Disclosure of Legal Proceedings is Required
|       Pursuant to Items 2(d) or 2(e)
|                                                           [   ]
|_________________________________________________________________
| 6)    Citizenship or Place of Organization
|                                               Delaware
|_________________________________________________________________
|              | 7)    Sole Voting Power
|   Number of  |
|    Shares     __________________________________________________
| Beneficially | 8)    Shared Voting Power
|   Owned By   |                                   386,000
|     Each      __________________________________________________
|  Reporting   | 9)    Sole Dispositive Power
|    Person    |
|     With      __________________________________________________
|              | 10)    Shared Dispositive Power
|              |                                   386,000
|_________________________________________________________________
| 11)    Aggregate Amount Beneficially Owned by Each
|        Reporting Person
|                                                  386,000
|_________________________________________________________________
| 12)    Check if the Aggregate Amount in Row (11)
|        Excludes Certain Shares
|                                                         [  ]
|_________________________________________________________________
| 13)    Percent of Class Represented By Amount in Row (11)
|                                                          2.0%
|_________________________________________________________________
| 14)    Type of Reporting Person
|                                        OO
|________________________________________________________________

Item 1.   Security and Issuer

        Class A Common Stock, $.0001 par value

        United States Satellite Broadcasting Company, Inc. ("USSB") 3415 University Avenue
        St. Paul, Minnesota 55114

Item 2.   Identity and Background

     Parts (a), (b) and (c)-

     Reporting Persons
     1. Pittway Corporation (a Delaware corporation; "Pittway"), a manufacturer and distributor of electronic alarm equipment and a publisher of trade magazines and directories, 200 South Wacker Drive, Chicago, Illinois
         60606.

     2. Pittway Corporation Charitable Foundation, an Illinois not-for-profit corporation: its directors and officers are Irving B. Harris (chairman and director); Neison Harris (president and director); King Harris (vice president and director); William W. Harris (director); Sidney Barrows (director); E. David Coolidge III (director);
         Paul R. Gauvreau (vice president and treasurer);
         William E. Zermuehlen (secretary), assistant secretary, Pittway Corporation. (Note 1)


	Directors and Executive Officers of Pittway
     (Unless otherwise indicated, the business address of each person is the same as Pittway)

     3.  Eugene L. Barnett, Director; 1621 Mission Hill Road,
         Northbrook, IL 60062

     4.  Sidney Barrows, Vice Chairman and Director; 150 South
         Fifth Street, Suite 2300, Minneapolis MN 55402,
         Of Counsel, Leonard, Street and Deinhard, Law Firm

     5. Fred Conforti, Vice President and Director; President of Pittway's Systems Technology Group

     6. E. David Coolidge III, Director; Chief Executive Officer of William Blair & Company L.L.C., 222 West Adams
         Street, Chicago, IL 60606

      7. Anthony Downs, Director; Senior Fellow, Brookings
         Institution, 1775 Massachusetts Avenue, NW, Washington,
         DC 20036

      8. Leo A. Guthart, Vice Chairman and Director; Chairman of
         Pittway's Ademco Security Group

      9. Irving B. Harris, Chairman of the Executive Committee and Director; Chairman of the Board of The Acorn Investment
         Trust, 2 N. LaSalle Street, Chicago, IL 60602

     10. King Harris, President and Director

     11. Neison Harris, Chairman and Director

     12. William W. Harris, Director; Private investor, 2 N.
         LaSalle Street, Chicago, IL 60602

     13. Jerome Kahn, Jr., Director; Vice President of William
         Harris Investors, Inc., 2 N. LaSalle Street, Chicago,
         IL 60602

     14. Leo F. Mullin, Director; Vice Chairman of
         Unicom/Commonwealth Edison, 10 S. Dearborn, Chicago, IL
         60603

     15. Thomas L. Kemp, Vice President; Chairman of Penton
         Publishing, Inc., a wholly owned subsidiary of Pittway

     16. Daniel J. Ramella, Vice President; President of Penton
         Publishing, Inc.

     17. Paul R. Gauvreau, Financial Vice President and
         Treasurer

     18. Edward J. Schwartz, Vice President

     19. Philip V. McCanna, Controller

     20. James F. Vondrak, Secretary


     Persons Who May Be Deemed to Control Pittway
     (Unless otherwise indicated or reported above, (a) the persons named have no present principal occupation or employment and (b) the address of each person is c/o William
     Harris Investors, 2 N. LaSalle Street, Chicago, Il 60602)

     21. Irving B. Harris

     22. Neison Harris

     23. The William W. Harris Trust f/b/o William W. Harris; trustees: Jerome Kahn, Jr. (employee of William Harris Investors, Inc. -"WHI", investment advisors), William W. Harris, Roberta Harris and Boardman Lloyd. WHI, a Delaware corporation, is owned by Irving B. Harris, William W. Harris, Virginia H. Polsky and Roxanne H. Frank. The directors and officers are Irving B. Harris (director and chairman), Jerome Kahn, Jr. (president and director), Jack R. Polsky (director and executive vice president) Michael S. Resnick (vice president and secretary), Peter E. Martin (vice president), Gary J. Neumayer (treasurer), Michael C. McQuinn (assistant treasurer) and Beth Stephens (assistant treasurer).

     24. King W. Harris

     25. Sidney Barrows

     26. William Harris & Co., Inc.; a Delaware corporation wholly owned by Irving B. Harris; directors and officers are Irving B. Harris (director and president); William W. Harris (director); Jerome Kahn, Jr. (vice president);
         Jack Polsky (vice president); Michael S. Resnick (vice president); Gary J. Neumayer (treasurer); Michael C. McQuinn (assistant treasurer) and Wesley Saul (secretary). The principal occupation of each officer and director is described above for persons #8, 11, 12 and the officers for person #22.

     27. The Roxanne H. Frank Trust f/b/o Roxanne H. Frank;
         trustees: Jerome Kahn, Jr., Roxanne H. Frank and Jack
         Polsky.

     28. The Virginia H. Polsky Trust f/b/o Virginia H. Polsky;
         trustees: Jerome Kahn, Jr., Virginia H. Polsky and Jack
         Polsky.

     29. June Harris Barrows

     30. Nancy Meyer Trust f/b/o Nancy Meyer; trustees: Nancy
         Meyer and Jerome Kahn, Jr.

     31. Daniel Meyer Trust f/b/o Daniel Meyer, President, Union
         Square Cafe Corporation, 21 E. 16th St., New York, NY
         10003, trustees: Jerome Kahn, Jr. and Daniel Meyer.

     32. Thomas Meyer, teacher, San Mateo Country School
         District, San Mateo, California.

     33. James Polsky

     34. Jack Polsky, William Harris Investors, Inc.

     35. Charles Polsky

     36. George Polsky

     37. Jean Polsky

     38. Harrock Limited Partnership; general partner and principal limited partner: The William W. Harris Trust
         (see person # 22 above.)

         Trusts dated 11/19/76, trustees: Jerome Kahn, Jr. and
         Jack Polsky:

         Roxanne H. Frank Trusts f/b/o:
     39. Nancy Meyer
     40. Daniel Meyer
     41. Thomas Meyer

         Virginia H. Polsky Trusts f/b/o:
     42. James Polsky
     43. Jack Polsky
     44. Charles Polsky
     45. George Polsky
     46. Jean Polsky

         Trusts dated 11/19/76, trustees: Jerome Kahn, Jr. and
         Michael S. Resnick:

         William W. Harris Trusts f/b/o:
     47. Benjamin Harris
     48. David Harris

         Trusts dated 12/29/75, trustees: Jerome Kahn, Jr. and
         Jack Polsky:

         Roxanne H. Frank Trusts f/b/o:
     49. Nancy Meyer
     50. Daniel Meyer
     51. Thomas Meyer

         Virginia H. Polsky Trusts f/b/o:
     52. James Polsky
     53. Jack Polsky
     54. Charles Polsky
     55. George Polsky
     56. Jean Polsky

         Trusts dated 12/29/75, trustees: Jerome Kahn, Jr. and
         Michael S. Resnick:

         William W. Harris Trusts f/b/o:
     57. Benjamin Harris
     58. David Harris

         Irving B. Harris Trusts dated 2/27/74;
         Trustee: Roxanne H. Frank f/b/o:
     59. Nancy Meyer
     60. Daniel Meyer
     61. Thomas Meyer

         Trustee: Virginia H. Polsky f/b/o:
     62. James Polsky
     63. Jack Polsky
     64. Charles Polsky
     65. George Polsky
     66. Jean Polsky

         Trustee: William W. Harris f/b/o:
     67. Benjamin Harris
     68. David Harris

     69. Bette D. Harris (Note 1)

     70. Toni H. Paul (Note 1)

     71. Katherine Harris Trust, f/b/o Katherine Harris;
         trustees: Katherine Harris and King W. Harris (Note 1)

     72. Rosetta Harris (Note 1)

         Bette D. Harris Trusts dated 1/13/59, trustees:
         Katherine Harris and King W. Harris f/b/o (Note 1):
     73. Children of King W. Harris
     74. Children of Toni H. Paul

     75. King W. Harris Children's Trust; trustees: Katherine
         Harris, Sidney Barrows and Denise Saul (Note 1)

     76. Toni H. Paul Children's Trust; trustees: King Harris and
         Katherine Harris (Note 1)

     77. Pam F. Szokol Trust, f/b/o Pam F. Szokol; trustees:
         Pam F. Szokol and King W. Harris (Note 1)

     78. William J. Friend Trust, f/b/o William J. Friend,
         Assistant to President, Pittway Corporation; trustees:
         William J. Friend and King W. Harris (Note 1)

     79. Scott C. Friend Trust, f/b/o Scott C. Friend, Director of Sales & Marketing, Learning Sciences Corporation,
         189 State Street, Boston MA 02109;
         trustee:  King W. Harris (Note 1)

     80. Katherine Harris, custodian for John B. Harris (Note 1)

         King W. Harris, custodian for  (Note 1) -
     81. Charles H. Paul
     82. Kelly L. Paul

     83. Neison Harris Trust dated 12/27/48 f/b/o Toni H. Paul;
         trustees: Katherine Harris, King W. Harris and American
         National Bank and Trust Company of Chicago, 33 N. LaSalle Street, Chicago, IL 60690; (Note 1)

         Neison Harris Trust dated 1/12/54; trustees: Katherine
         Harris, King W. Harris and American National Bank and Trust Company of Chicago, f/b/o (Note 1):
     84. Katherine Harris and children
     85. King W. Harris and children
     86. Toni H. Paul and children

     87. Neison Harris Trust dated 12/19/50 f/b/o Toni H. Paul;
         trustees: Katherine Harris, King W. Harris and American
         National Bank and Trust Company of Chicago, (Note 1)

     88. Mary Ann Barrows Wark

     89. Patricia Barrows Rosbrow, psychologist

     90. Donna E. Barrows

     91. Robert L. Barrows, lawyer, partner in Leonard, Street &
         Deinard, 150 South Fifth Street, Suite 2300,
         Minneapolis, Minnesota 55402

     92. The William Harris Settler Trust f/b/o William H.
         Barrows; trustees: Irving B. Harris and Neison Harris;

         Trust u/w/ of Mildred Harris; trustees: Irving B. Harris and Neison Harris; f/b/o:
     93. Mary Ann Barrows Wark
     94. Patricia Barrows Rosbrow
     95. William H. Barrows
     96. Robert L. Barrows

     97. Joan W. Harris Rev Trust, trustee: Joan W. Harris

     98. Harris Foundation, a Minnesota not-for-profit corporation; its directors and officers are Irving B. Harris (chairman); Joan Harris (vice chairman); William
         W. Harris (vice chairman); Sidney Barrows (assistant vice chairman); Benno F. Wolff (secretary), lawyer, partner in Oppenheimer, Wolff, Foster, Shepard & Donnelly, 1700 First National Bank Building, St. Paul, MN 55101; Neison Harris; Daniel Meyer; Roxanne Frank; Virginia Polsky.

     99. Jerome Kahn, Jr. Trust, trustee: Jerome Kahn, Jr.

    100. Irving Harris Foundation A, an Illinois not-for-profit corporation; its directors and officers are Roxanne H.
         Frank (president, secretary, treasurer and director);
         Nancy Meyer (vice president and director);
         Daniel Meyer (vice president and director);
         Thomas Meyer (vice president and director);
         Jerome Kahn, Jr. (assistant secretary);
         Jack R. Polsky (assistant treasurer).

    101. Irving Harris Foundation B, an Illinois not-for-profit corporation; its directors and officers are Virginia H.
         Polsky (president, secretary, treasurer and director);
         Richard Polsky (vice president and director);
         James Polsky (vice president and director);
         Jack R. Polsky (vice president and director);
         Charles Polsky (vice president and director);
         George Polsky (vice president and director);
         Jean Polsky (vice president and director);
         Jerome Kahn, Jr. (assistant secretary);
         Beth Stephens (assistant treasurer).


Note 1: Address is 333 Skokie Boulevard, Suite 114, Northbrook,
Illinois 60062-1624.


    Irving B. Harris and Neison Harris are brothers and Sidney Barrows is their brother-in-law. William W. Harris is the son of Irving B. Harris and King W. Harris is the son of Neison Harris. All of the other persons named as Persons Who May Be Deemed to Control Pittway herein are either (1) the children, grandchildren or spouses of one of the five individuals named in this paragraph, or spouses of such children or grandchildren, (2) trusts or custodial accounts for the benefit of such children or grandchildren, or (3) persons who have granted voting and/or dispositive power to, or are affiliates of, one of the five individuals named in this paragraph. The custodians and at least one trustee of each trust named herein have either a family or business relationship with one or more of the five individuals named in this paragraph.

Because of the above described relationships, persons #2 and #21 through #101 named in this Item 2 may be deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations thereunder. By reason of beneficial ownership of stock of Pittway by themselves and the positions of certain of them with Pittway and its subsidiaries, certain of such persons may be deemed to be in control of Pittway.

     (d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons named above is a citizen of, or entity organized in the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     On January 2, 1997, Pittway made a contribution of 386,000 shares of USSB Common Stock to the Pittway Corporation Charitable
Foundation (Person #2, "the Foundation").


Item 4.  Purpose of Transaction

     The USSB securities are held by Pittway and the Foundation as an investment. Neither Pittway nor any of the other persons named in
Item 2 above have any present plans or proposals which relate to or would result in any of the actions described in sections (a) through
(j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     Parts(a) and (b)

The aggregate number of outstanding shares of USSB stock owned by Pittway and the Foundation is 4,167,375 shares of Common Stock. Each share of Common Stock is convertible by its owner into one share of Class A Common Stock. Upon conversion (and if no other options, warrants, rights or conversion privileges held by others were exercised) Pittway and the Foundation would own an aggregate of 21.5% of the outstanding shares of Class A Common Stock:

                                          Number of     Per Cent of
                                          Class A       Outstanding
    Person                                 Shares      Class A Shares

  Pittway                                 3,781,375         19.5%
  The Foundation                            386,000          2.0%
                                          4,167,375         21.5%


The following table lists the number of shares of USSB Class A Common Stock beneficially owned by each of the other persons named in Item 2 (designated by the number corresponding to such name in Item 2) without regard to shares owned by Pittway and the related percentage of Class A Common Stock assumed outstanding for purposes of Schedule 13D.

                                          Number of     Per Cent of
                                          Class A       Outstanding
    Person                                 Shares      Class A Shares

   4. & 25. Sidney Barrows                 188,700*          1.2%
  17.       Paul R. Gauvreau                 9,000           0.0%
  27.       Roxanne H. Frank Trust          14,400           0.1%
  29.       June Harris Barrows             59,850           0.4%
  88.       Mary Ann Barrows Wark           15,000           0.1%
  89.       Patricia Barrows Rosbrow        15,000           0.1%
  90.       Donna E. Barrows                15,000           0.1%
  91.       Robert L. Barrows               15,000           0.1%
 100.       Irving Harris Foundation A      28,725           0.2%
 101.       Irving Harris Foundation B      28,725           0.2%

     * Common shares convertible into Class A shares on a one-for-one basis.

Certain persons other than Pittway named in Item 2 have or may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of shares owned by other persons named in the foregoing table by virtue of being a sole stockholder, custodian or trustee, or having a business relationship with custodians or trustees. In addition, such persons have or may be deemed to have shared voting and dispositive power over shares owned by other persons named in the foregoing table by virtue of being co-trustee or holding power of attorney. Except for the foregoing, each of the persons named in the foregoing table have sole power to vote and dispose of the shares shown for such person in the foregoing table.

WHI reports that in its discretion as an investment advisor it has sole dispositive power and shared voting power with respect to shares of USSB held by persons #25, 27, 29 and 88-91.

     (c) There were no transactions in USSB Class A Common shares effected during the preceding 60 days by the persons named in
Item 2. However, on January 2, 1997, Pittway made a contribution of 386,000 shares of USSB Common Stock to the Foundation.

     (d) To the knowledge of the persons named in Item 2, no other person, except beneficiaries of certain of such trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      The persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of USSB, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

      None.

                * * * * * * * * * * * * * * * * * *

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March  4, 1997
        (Date)


    PITTWAY CORPORATION


By:
    Paul R. Gauvreau
    Financial Vice President
      and Treasurer